CERTIFICATION

The undersigned officer of Bank of Montreal (the “Bank”), hereby certifies that the quarterly report for the period ended April 30, 2003 (the “Report”) fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report presents fairly, in all material respects, the financial condition and results of operations of the Bank.

Dated: May 27, 2003	/s/ Karen Maidment Karen Maidment Chief Financial Officer

CERTIFICATION

The undersigned officer of Bank of Montreal (the “Bank”), hereby certifies that the quarterly report for the period ended April 30, 2003 (the “Report”) fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report presents fairly, in all material respects, the financial condition and results of operations of the Bank.

Dated: May 27, 2003	/s/ Tony Comper Tony Comper Chief Executive Officer